Exhibit (a)(1)(C)

May 21, 2018

To TCW Direct Lending Unitholders:

As described in the enclosed offer to exchange memorandum (“Offer to Exchange”), TCW Direct Lending LLC (“Direct Lending”) is offering investors the opportunity to exchange all or a portion of their units in Direct Lending for an equal number of shares of common stock of TCW Middle Market Lending Opportunities BDC, Inc. (the “Extension Fund”).

At the time unitholders made their investments in Direct Lending, Direct Lending indicated in its offering documents that it would consider providing unitholders with the option, sometime after the second anniversary of Direct Lending’s initial closing date, to either:

•	continue to hold units in Direct Lending for the duration of Direct Lending’s remaining term; or

•	exchange some or all of their units for an equivalent number of shares of common stock in a newly formed business development company that might subsequently seek to complete an initial public offering (“IPO”) or stock exchange listing.

One of the conditions that Direct Lending indicated was necessary to provide unitholders this optionality was obtaining exemptive relief from the Securities and Exchange Commission due to requirements under the Investment Company Act of 1940. Direct Lending expects to obtain that relief shortly, and, accordingly, is now electing to offer the above option to investors.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are acting as dealer-managers for the exchange offer. As part of their role, Direct Lending and the Extension Fund have directed them to contact investors to arrange further discussions and informational meetings with Direct Lending and Extension Fund management regarding the proposed exchange.

Process / Timeline

Unitholders should carefully review the enclosed Offer to Exchange, the Letter of Transmittal and Form of New Subscription Agreement, together with any amendments, attachments or supplements, and any related instructions, before deciding whether to participate. We would, however, highlight a few key points for your attention:

•	To validly tender units, unitholders must deliver the following items, which must be received by TCW Asset Management Company LLC (the “Adviser”) before the expiration of the exchange offer (5:00 p.m., New York City time, on June 21, 2018, unless extended):

•	A properly completed Letter of Transmittal (including a Form W-9 or applicable Form W-8 and, if applicable, a Beneficial Owners of Legal Entity Customers Certification Form);

•	An executed signature page to the New Subscription Agreement; and

•	A properly completed investor questionnaire.

These items must be properly delivered to the Adviser of Direct Lending and the Extension Fund at: TCW Direct Lending LLC, c/o TCW Asset Management Company LLC, 865 South Figueroa Street, Suite 1800, Los Angeles, CA 90017, Attention: Vartan Bezhanyan, or via e-mail at: tcwprivatefunds@tcw.com. Direct Lending will make all determinations regarding the validity, form, eligibility (including time of receipt) and acceptance for exchange of any units tendered.

THE TCW GROUP, INC. | 1251 AVENUE OF THE AMERICAS, 47TH FLOOR | NEW YORK, NEW YORK 10020 | 212 771 4000

•	The closing of the exchange offer is subject to various conditions, including that at least 25% of outstanding units are validly tendered and not validly withdrawn prior to the expiration of the exchange offer. Direct Lending may waive any of the conditions in its sole discretion, subject to limited exceptions.

•	Unitholders may withdraw any units tendered by completing and delivering the Notice of Withdrawal to the Adviser as directed in the Notice of Withdrawal prior to the expiration of the exchange offer.

•	Pursuant to the New Subscription Agreement, each tendering unitholder, among other things, will make a capital commitment to the Extension Fund equal to the pro rata portion of its available commitment to Direct Lending as of the closing date of the exchange offer corresponding to the percentage of its units tendered and accepted for exchange.

•	If the exchange offer closes, a pro rata share of all of the assets and liabilities currently held by Direct Lending immediately prior to the exchange, including each of its portfolio investments, will be transferred to the Extension Fund in proportion to the number of units that are tendered and accepted for exchange.

•	Although the Extension Fund expects that it will conduct an IPO of its common stock at some point after the exchange, whether any IPO or listing will be completed, and the timing thereof, cannot be assured, and are subject to market conditions, among other factors.

•	Direct Lending’s commitment period ended September 19, 2017. Should unitholders decide to not participate in the exchange, please be advised that, unless extended or earlier terminated, the term of Direct Lending will continue until September 19, 2020, following which it will liquidate and wind up.

If you have any questions about the exchange offer, please contact James Bold at (212)-771-4522 or via e-mail at james.bold@tcw.com.

Very truly yours,

/s/ Richard T. Miller

TCW Direct Lending LLC

Richard T. Miller

President

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